Subsidiaries of OrthoPediatrics Corp.
As of December 31, 2017

Name of Subsidiary	Jurisdiction of Formation

Domestic Subsidiaries:
OrthoPediatrics US Distribution Corp.	Delaware

International Subsidiaries:
OrthoPediatrics EU Limited	United Kingdom
OrthoPediatrics AUS PTY LTD	Australia
OrthoPediatrics NZ Limited	New Zealand